3200 Southwest Freeway
Houston, Texas 77027-7528
P.O. Box 1370
Houston, Texas 77251-1370
Telephone 713/543-6500

(LOGO) BANK UNITED

Management Assertion

As of and for the year ended September 30, 1999, Bank United and subsidiaries' (the "Bank") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same year, the Bank had in effect a fidelity bond and errors and omissions policy in the amount of $40,000,000 and $25,000,000, respectively.

Anthony J. Nocella
CFO & Vice Chairman
October 26, 1999

Jonathan K. Heffron
COO, Executive Vice President
and General Counsel
October 26, 1999